EXHIBIT 12(a)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three
	Months Ended
	March 31, 2008

Income before provision for income taxes and fixed charges (Note A)	$21,516,256

Fixed charges:
Interest on long-term debt	$8,072,814
Interest on short-term debt	531,272
Interest on note payable to securitization trust	1,062,500
Other interest	223,057
Rental expense representative of an interest factor (Note B)	1,531,891

Total fixed charges	$11,421,534

Ratio of earnings to fixed charges	1.88	x

NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income from continuing operations has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:    One-third of rental expense (which approximates the interest factor).